FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2024.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, filed with the SEC on December 19, 2024 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 5, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary for the Nine Months Ended December 31, 2024 (U.S. GAAP)

Date:	February 5, 2025
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the nine months ended December 31
	2023		2024
		% Change from December 31, 2022		% Change from December 31, 2023
Total revenue	2,986,540	74.0%	3,657,389	22.5%
Net revenue	1,116,898	10.5%	1,439,750	28.9%
Income before income taxes	181,756	43.4%	374,220	105.9%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	109,113	27.8%	268,766	146.3%
Comprehensive income	166,527	(32.3%)	343,791	106.4%
Basic-Net income attributable to NHI shareholders per share (Yen)	36.08		90.95
Diluted-Net income attributable to NHI shareholders per share (Yen)	34.69		87.66
Return on shareholders’ equity - annualized	4.5%		10.4%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31	At December 31
	2024	2024
Total assets	55,147,203	60,529,845
Total equity	3,448,513	3,675,106
Total NHI shareholders’ equity	3,350,189	3,569,930
Total NHI shareholders’ equity as a percentage of total assets	6.1%	5.9%
Total NHI shareholders’ equity per share (Yen)	1,127.72	1,207.81

2. Cash Dividends

			(Yen amounts)
	For the year ended March 31
	2024	2025	2025 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	23.00	—
At December 31	—	—	—
At March 31	15.00	—	Unconfirmed
For the year	23.00	—	Unconfirmed

Note: Breakdown of dividend for the year ending March 31, 2025 (Plan): Ordinary dividend —, Commemorative dividend 10.00 yen.

The ordinary dividends for the fourth quarter of the year ending March 31, 2025, are not presented for the reasons stated in “3. Earnings forecasts for the year ending March 31, 2025.”

For details, please refer to “Nomura to Issue 100th Anniversary Commemorative Dividend” announced on February 5, 2025.

3. Earnings Forecasts for the year ending March 31, 2025

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Significant changes in the scope of consolidation during the period: None

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards: Yes

  b)  Changes in accounting policies due to other than a): Yes

Note) Please refer to P.10 “2. Quarterly Consolidated Financial Statements (4) Changes in Accounting Policies” for further details.

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2024	2024
Number of shares outstanding (including treasury stock)	3,163,562,601	3,163,562,601
Number of treasury stock	192,807,441	207,850,845

	For the nine months ended December 31
	2023	2024
Average number of shares outstanding (year-to-date)	3,023,923,222	2,954,969,973

*Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: None

*Proper use of earnings forecasts, and other special matters

We voluntarily have engaged our independent auditor to conduct a review of the quarterly consolidated financial statements. We plan to release the quarterly financial statements with the accompanying review report on February 12, 2025.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Changes in Accounting Policies	P.10
(5) Segment Information – Operating Segment	P.11
(6) Significant Changes in Equity	P.12
(7) Note with respect to the Assumption as a Going Concern	P.13
(8) Note with respect to Consolidated Statements of Cash Flows	P.13
(9) Significant Subsequent Events	P.13

3. Supplementary Information	P.14

(1) Consolidated Statements of Income – Quarterly Comparatives	P.14
(2) Business Segment Information – Quarterly Comparatives	P.15
(3) Other	P.16

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2023 (A)	December 31, 2024 (B)
Net revenue	1,116.9	1,439.8	28.9
Non-interest expenses	935.1	1,065.5	13.9

Income (loss) before income taxes	181.8	374.2	105.9
Income tax expense	68.2	100.9	48.1

Net income (loss)	113.6	273.3	140.6

Less: Net income (loss) attributable to noncontrolling interests	4.5	4.5	0.5

Net income (loss) attributable to NHI shareholders	109.1	268.8	146.3

Return on shareholders’ equity - annualized	4.5%	10.4%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,439.8 billion yen for the nine months ended December 31, 2024, an increase of 28.9% from the same period in the prior year. Non-interest expenses increased by 13.9% from the same period in the prior year to 1,065.5 billion yen. Income before income taxes was 374.2 billion yen and net income attributable to NHI shareholders was 268.8 billion yen for the nine months ended December 31, 2024.

 Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2023 (A)	December 31, 2024 (B)
Net revenue	1,131.5	1,441.1	27.4
Non-interest expenses	935.1	1,065.5	13.9

Income (loss) before income taxes	196.3	375.6	91.3

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2024 was 1,441.1 billion yen, an increase of 27.4% from the same period in the prior year. Non-interest expenses increased by 13.9% from the same period in the prior year to 1,065.5 billion yen. Income before income taxes increased by 91.3% to 375.6 billion yen for the nine months ended December 31, 2024. Please refer to page 11 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

The Retail Division has been renamed the “Wealth Management Division,” effective April 1, 2024.

Operating Results of Wealth Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2023 (A)	December 31, 2024 (B)
Net revenue	293.6	346.9	18.2
Non-interest expenses	209.7	213.2	1.7

Income (loss) before income taxes	83.9	133.7	59.3

Net revenue increased by 18.2% from the same period in the prior year to 346.9 billion yen. Non-interest expenses increased by 1.7% to 213.2 billion yen. As a result, income before income taxes increased by 59.3% to 133.7 billion yen.

 Operating Results of Investment Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2023 (A)	December 31, 2024 (B)
Net revenue	110.6	149.5	35.2
Non-interest expenses	68.1	75.4	10.7

Income (loss) before income taxes	42.4	74.1	74.5

Net revenue increased by 35.2% from the same period in the prior year to 149.5 billion yen. Non-interest expenses increased by 10.7% to 75.4 billion yen. As a result, income before income taxes increased by 74.5% to 74.1 billion yen. Assets under management were 93.5 trillion yen as of December 31, 2024.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2023 (A)	December 31, 2024 (B)
Net revenue	611.9	798.8	30.5
Non-interest expenses	578.6	670.0	15.8

Income (loss) before income taxes	33.3	128.8	286.3

Net revenue increased by 30.5% from the same period in the prior year to 798.8 billion yen. Non-interest expenses increased by 15.8% to 670.0 billion yen. As a result, income before income taxes increased by 286.3% to 128.8 billion yen.

 Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2023 (A)	December 31, 2024 (B)
Net revenue	115.3	146.0	26.6
Non-interest expenses	78.7	106.9	35.8

Income (loss) before income taxes	36.6	39.0	6.6

Net revenue was 146.0 billion yen. Income before income taxes was 39.0 billion yen.

(2)	Consolidated Financial Position

Total assets as of December 31, 2024 were 60,529.8 billion yen, an increase of 5,382.6 billion yen compared to March 31, 2024, mainly due to the increase in Trading assets. Total liabilities as of December 31, 2024 were 56,854.7 billion yen, an increase of 5,156.0 billion yen compared to March 31, 2024, mainly due to the increase in Trading liabilities. Total equity as of December 31, 2024 was 3,675.1 billion yen, an increase of 226.6 billion yen compared to March 31, 2024.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

Nomura’s quarterly consolidated financial statements, which comprise the consolidated balance sheet, consolidated statement of income, consolidated statement of comprehensive income and notes, have been prepared in accordance with Article 5, Paragraph 4 of the Tokyo Stock Exchange Inc. and Nagoya Stock Exchange Inc.’s Standards for the Preparation of Quarterly Financial Statements (the Standards) and accounting principles generally accepted in the United States, applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards.

The quarterly consolidated financial statements herein have been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2024) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2024) for the year ended March 31, 2024, with the exception of matters described in (4) Changes in Accounting Policies.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2024	December 31, 2024	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	4,239,359	4,593,764	354,405
Time deposits	545,842	598,380	52,538
Deposits with stock exchanges and other segregated cash	369,770	382,370	12,600

Total cash and cash deposits	5,154,971	5,574,514	419,543

Loans and receivables:
Loans receivable	5,469,195	6,166,550	697,355
Receivables from customers	453,937	452,997	(940)
Receivables from other than customers	928,632	1,110,411	181,779
Allowance for credit losses	(18,047)	(17,358)	689

Total loans and receivables	6,833,717	7,712,600	878,883

Collateralized agreements:
Securities purchased under agreements to resell	15,621,132	16,274,358	653,226
Securities borrowed	5,373,663	4,514,749	(858,914)

Total collateralized agreements	20,994,795	20,789,107	(205,688)

Trading assets and private equity and debt investments:
Trading assets*	19,539,742	23,629,649	4,089,907
Private equity and debt investments*	117,066	150,319	33,253

Total trading assets and private equity and debt investments	19,656,808	23,779,968	4,123,160

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥ 529,605 million as of March 31, 2024 and ¥ 562,015 million as of December 31, 2024)	448,785	469,488	20,703
Non-trading debt securities*	335,401	513,308	177,907
Investments in equity securities*	105,088	100,325	(4,763)
Investments in and advances to affiliated companies*	462,017	489,838	27,821
Other	1,155,621	1,100,697	(54,924)

Total other assets	2,506,912	2,673,656	166,744

Total assets	55,147,203	60,529,845	5,382,642

*	Including securities pledged as collateral

Millions of yen
March 31, 2024	December 31, 2024	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,054,717	992,255	(62,462)
Payables and deposits:
Payables to customers	1,310,825	1,439,125	128,300
Payables to other than customers	2,823,100	3,226,450	403,350
Deposits received at banks	2,356,202	3,145,182	788,980

Total payables and deposits	6,490,127	7,810,757	1,320,630

Collateralized financing:
Securities sold under agreements to repurchase	16,870,303	16,805,751	(64,552)
Securities loaned	2,133,066	1,685,801	(447,265)
Other secured borrowings	393,206	436,677	43,471

Total collateralized financing	19,396,575	18,928,229	(468,346)

Trading liabilities	10,890,610	13,641,814	2,751,204
Other liabilities	1,414,546	1,501,691	87,145
Long-term borrowings	12,452,115	13,979,993	1,527,878

Total liabilities	51,698,690	56,854,739	5,156,049

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,163,562,601 shares as of March 31, 2024 and
3,163,562,601 shares as of December 31, 2024
Outstanding	-	2,970,755,160 shares as of March 31, 2024 and
2,955,711,756 shares as of December 31, 2024	594,493	594,493	—
Additional paid-in capital	708,785	694,693	(14,092)
Retained earnings	1,705,725	1,895,951	190,226
Accumulated other comprehensive income (loss)	459,984	528,816	68,832

Total NHI shareholders’ equity before treasury stock	3,468,987	3,713,953	244,966
Common stock held in treasury, at cost -
192,807,441 shares as of March 31, 2024 and
207,850,845 shares as of December 31, 2024	(118,798)	(144,023)	(25,225)

Total NHI shareholders’ equity	3,350,189	3,569,930	219,741

Noncontrolling interests	98,324	105,176	6,852

Total equity	3,448,513	3,675,106	226,593

Total liabilities and equity	55,147,203	60,529,845	5,382,642

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2023(A)	December 31, 2024(B)
Revenue:
Commissions	257,410	306,743	19.2
Fees from investment banking	124,979	158,961	27.2
Asset management and portfolio service fees	225,969	281,390	24.5
Net gain on trading	357,245	421,718	18.0
Gain on private equity and debt investments	9,892	6,392	(35.4)
Interest and dividends	1,894,409	2,296,967	21.2
Gain on investments in equity securities	4,219	498	(88.2)
Other	112,417	184,720	64.3

Total revenue	2,986,540	3,657,389	22.5
Interest expense	1,869,642	2,217,639	18.6

Net revenue	1,116,898	1,439,750	28.9

Non-interest expenses:
Compensation and benefits	496,440	560,069	12.8
Commissions and floor brokerage	100,016	132,599	32.6
Information processing and communications	160,794	166,941	3.8
Occupancy and related depreciation	50,884	52,330	2.8
Business development expenses	17,697	19,360	9.4
Other	109,311	134,231	22.8

Total non-interest expenses	935,142	1,065,530	13.9

Income before income taxes	181,756	374,220	105.9
Income tax expense	68,151	100,939	48.1

Net income	113,605	273,281	140.6

Less: Net income attributable to noncontrolling interests	4,492	4,515	0.5

Net income attributable to NHI shareholders	109,113	268,766	146.3

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	36.08	90.95	152.1

Diluted-
Net income attributable to NHI shareholders per share	34.69	87.66	152.7

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2023(A)	December 31, 2024(B)
Net income	113,605	273,281	140.6
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	99,369	64,223	(35.4)
Deferred income taxes	(1,030)	860	—

Total	98,339	65,083	(33.8)

Defined benefit pension plans:
Pension liability adjustment	1,227	771	(37.2)
Deferred income taxes	(337)	(209)	—

Total	890	562	(36.9)

Non-trading debt securities:
Net unrealized loss on non-trading debt securities	—	(575)	—
Deferred income taxes	—	178	—

Total	—	(397)	—

Own credit adjustments:
Own credit adjustments	(57,880)	8,894	—
Deferred income taxes	11,573	(3,632)	—

Total	(46,307)	5,262	—

Total other comprehensive income	52,922	70,510	33.2

Comprehensive income	166,527	343,791	106.4
Less: Comprehensive income attributable to noncontrolling interests	5,361	6,193	15.5

Comprehensive income attributable to NHI shareholders	161,166	337,598	109.5

(4) Changes in Accounting Policies

Fair value measurement of equity securities subject to contractual sale restrictions

The Financial Accounting Standards Board issued Accounting Standards Updates (“ASU”) 2022-03 “Fair Value Measurement: Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions” in June 2022 which clarifies that a contractual restriction on the sale of an equity security is an entity-specific characteristic and therefore should not be considered in the fair value measurement of the equity security. The ASU also requires specific disclosures for equity securities subject to contractual sale restrictions. Nomura has applied this new accounting policy prospectively from April 1, 2024.

Voluntary change in accounting policy

Effective from April 1, 2024, Nomura has changed its accounting policy in respect of how accounting guidance provided by Financial Accounting Standards Board Accounting Standards Codification 940 “Financial Services — Brokers and Dealers” (“ASC 940”) is applied to the Company and its consolidated subsidiaries. For the year ended March 31, 2024 and in prior financial years, Nomura applied ASC 940 on a consolidated basis to all entities included within the consolidated financial statements of Nomura. Effective from April 1, 2024, the Company and consolidated subsidiaries that are not registered as a broker-dealer (“non-BD entities”) no longer apply ASC 940.

This accounting policy change is primarily due to a planned expansion of Nomura’s banking and investment management business and is therefore intended to allow certain non-BD entities to prospectively classify purchases of new non-trading debt securities as either held to maturity (“HTM”) or available for sale (“AFS”) as defined in ASC 320 “Investments — Debt Securities”. Non-trading debt securities classified as HTM are securities that a non-BD entity has both the ability and the intent to hold until maturity and are carried at amortized cost, while non-trading debt securities classified as AFS are carried at fair value with changes in fair value reported in the consolidated statements of comprehensive income, net of applicable income taxes within Other comprehensive income (loss) and in the consolidated balance sheets, net of applicable income taxes within Accumulated other comprehensive income (loss), a component of NHI shareholders’ equity.

As retrospective application of this accounting policy change is impracticable since it would require use of hindsight regarding historical accounting matters such as the initial classification of non-trading debt securities, Nomura has applied this new accounting policy prospectively from April 1, 2024.

As part of this accounting policy change, existing loans for trading purposes and non-trading debt securities held by non-BD entities have been elected for the fair value option on April 1, 2024 and therefore continue to be measured at fair value through earnings. A similar election has been made for subsequent originations or purchases of loans held for trading purposes and a part of non-trading debt securities through to December 31, 2024. Such loans continue to be reported in Trading assets in the consolidated balance sheets with changes in fair value reported in Revenue – Net gain on trading in the consolidated statements of income. Similarly, non-trading debt securities held by non-BD entities elected for the fair value option continue to be reported in Non-trading debt securities in the consolidated balance sheets which changed in fair value reported in Revenue – Other in the consolidated statements of income.

Following the accounting policy change, fair value changes of non-trading debt securities acquired on or after April 1, 2024 and classified as HTM or AFS by non-BD entities are not recognized through earnings, unless an impairment loss is recognized.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2023 (A)	December 31, 2024 (B)
Net revenue

Business segment information:
Wealth Management	293,607	346,949	18.2
Investment Management	110,582	149,468	35.2
Wholesale	611,933	798,750	30.5

Subtotal	1,016,122	1,295,167	27.5
Other	115,328	145,958	26.6

Net revenue	1,131,450	1,441,125	27.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(14,552)	(1,375)	—

Net revenue	1,116,898	1,439,750	28.9

Non-interest expenses

Business segment information:
Wealth Management	209,688	213,228	1.7
Investment Management	68,144	75,416	10.7
Wholesale	578,598	669,974	15.8

Subtotal	856,430	958,618	11.9
Other	78,712	106,912	35.8

Non-interest expenses	935,142	1,065,530	13.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	935,142	1,065,530	13.9

Income (loss) before income taxes

Business segment information:
Wealth Management	83,919	133,721	59.3
Investment Management	42,438	74,052	74.5
Wholesale	33,335	128,776	286.3

Subtotal	159,692	336,549	110.7
Other*	36,616	39,046	6.6

Income (loss) before income taxes	196,308	375,595	91.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(14,552)	(1,375)	—

Income (loss) before income taxes	181,756	374,220	105.9

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2023 (A)	December 31, 2024 (B)
Net gain (loss) related to economic hedging transactions	2,064	(8,041)	—
Realized gain (loss) on investments in equity securities held for operating purposes	19,979	1,141	(94.3)
Equity in earnings of affiliates	31,561	41,551	31.7
Corporate items	(3,137)	(767)	—
Other	(13,851)	5,162	—

Total	36,616	39,046	6.6

Note) The Retail Division has been renamed the “Wealth Management Division,” effective April 1, 2024.

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2024
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	708,785
Stock-based compensation awards	(14,112)
Changes in ownership interests in subsidiaries	35
Changes in an affiliated company’s interests	(15)

Balance at end of period	694,693

Retained earnings
Balance at beginning of year	1,705,725
Net income attributable to NHI shareholders	268,766
Cash dividends	(67,966)
Loss on disposal of treasury stock	(10,574)

Balance at end of period	1,895,951

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	444,071
Net change during the period	63,405

Balance at end of period	507,476

Defined benefit pension plans
Balance at beginning of year	(19,512)
Pension liability adjustment	562

Balance at end of period	(18,950)

Non-trading debt securities
Balance at beginning of year	—
Net unrealized loss on non-trading debt securities	(397)

Balance at end of period	(397)

Own credit adjustments
Balance at beginning of year	35,425
Own credit adjustments	5,262

Balance at end of period	40,687

Balance at end of period	528,816

Common stock held in treasury
Balance at beginning of year	(118,798)
Repurchases of common stock	(58,830)
Sale of common stock	0
Common stock issued to employees	33,605

Balance at end of period	(144,023)

Total NHI shareholders’ equity

Balance at end of period	3,569,930

Noncontrolling interests
Balance at beginning of year	98,324
Net change during the period	6,852

Balance at end of period	105,176

Total equity

Balance at end of period	3,675,106

(7) Note with respect to the Assumption as a Going Concern

Not applicable.

(8) Note with respect to Consolidated Statements of Cash Flows

The following table shows depreciation and amortization for the nine months ended December 31, 2023 and 2024.

	Millions of yen
	For the nine months ended
	December 31, 2023	December 31, 2024
Depreciation and amortization	45,410	46,498

(9) Significant Subsequent Events

Nomura Properties, Inc., a wholly owned subsidiary of Nomura Holdings, Inc., entered into a real estate sales contract after the end of this third quarter, to sell land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, which it owns. As a result, income before income taxes of approximately 56 billion yen is expected to be booked in NHI’s consolidated financial statements for the period that includes the delivery date of the property (the fourth quarter of the fiscal year ending March 31, 2025 or the first quarter of the fiscal year ending March 31, 2026).

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended March 31, 2024
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024(A)	December 31, 2024(B)	(B-A)/(A)
Revenue:
Commissions	82,770	88,922	85,718	106,685	102,750	101,363	102,630	1.2	364,095
Fees from investment banking	31,146	38,604	55,229	48,286	41,251	53,335	64,375	20.7	173,265
Asset management and portfolio service fees	71,807	76,666	77,496	84,185	90,333	93,848	97,209	3.6	310,154
Net gain on trading	115,563	116,613	125,069	134,366	131,994	147,711	142,013	(3.9)	491,611
Gain on private equity and debt investments	6,887	1,123	1,882	1,985	3,153	1,598	1,641	2.7	11,877
Interest and dividends	549,651	658,458	686,300	726,447	788,550	762,958	745,459	(2.3)	2,620,856
Gain (loss) on investments in equity securities	4,777	2,792	(3,350)	5,393	1,442	(2,554)	1,610	—	9,612
Other	30,752	29,522	52,143	63,407	58,412	83,307	43,001	(48.4)	175,824

Total revenue	893,353	1,012,700	1,080,487	1,170,754	1,217,885	1,241,566	1,197,938	(3.5)	4,157,294
Interest expense	544,440	644,940	680,262	725,652	763,443	758,239	695,957	(8.2)	2,595,294

Net revenue	348,913	367,760	400,225	445,102	454,442	483,327	501,981	3.9	1,562,000

Non-interest expenses:
Compensation and benefits	158,673	167,138	170,629	177,083	184,510	184,671	190,888	3.4	673,523
Commissions and floor brokerage	31,365	34,336	34,315	37,312	43,629	45,325	43,645	(3.7)	137,328
Information processing and communications	52,836	53,616	54,342	56,332	55,769	56,741	54,431	(4.1)	217,126
Occupancy and related depreciation	16,601	17,477	16,806	17,814	17,635	16,810	17,885	6.4	68,698
Business development expenses	6,144	5,396	6,157	6,539	6,572	5,981	6,807	13.8	24,236
Other	36,984	33,062	39,265	57,928	43,396	40,789	50,046	22.7	167,239

Total non-interest expenses	302,603	311,025	321,514	353,008	351,511	350,317	363,702	3.8	1,288,150

Income before income taxes	46,310	56,735	78,711	92,094	102,931	133,010	138,279	4.0	273,850
Income tax expense	20,428	21,150	26,573	28,479	31,498	35,304	34,137	(3.3)	96,630

Net income	25,882	35,585	52,138	63,615	71,433	97,706	104,142	6.6	177,220

Less: Net income (loss) attributable to noncontrolling interests	2,551	353	1,588	6,865	2,495	(681)	2,701	—	11,357

Net income attributable to NHI shareholders	23,331	35,232	50,550	56,750	68,938	98,387	101,441	3.1	165,863

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	7.71	11.61	16.77	18.92	23.33	33.30	34.32	3.1	54.97

Diluted-
Net income attributable to NHI shareholders per share	7.40	11.21	16.10	18.02	22.36	32.26	33.08	2.5	52.69

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024(A)	December 31, 2024(B)	(B-A)/(A)	March 31, 2024
Net revenue

Business segment information:
Wealth Management	92,050	98,932	102,625	108,754	113,963	116,704	116,282	(0.4)	402,361
Investment Management	26,525	45,111	38,946	43,561	47,670	56,087	45,711	(18.5)	154,143
Wholesale	190,850	204,087	216,996	254,214	244,846	263,381	290,523	10.3	866,147

Subtotal	309,425	348,130	358,567	406,529	406,479	436,172	452,516	3.7	1,422,651
Other	43,755	16,953	54,620	34,362	46,724	50,387	48,847	(3.1)	149,690

Net revenue	353,180	365,083	413,187	440,891	453,203	486,559	501,363	3.0	1,572,341

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	2,677	(12,962)	4,211	1,239	(3,232)	618	—	(10,341)

Net revenue	348,913	367,760	400,225	445,102	454,442	483,327	501,981	3.9	1,562,000

Non-interest expenses

Business segment information:
Wealth Management	69,103	69,887	70,698	69,994	71,705	71,415	70,108	(1.8)	279,682
Investment Management	22,898	21,896	23,350	25,801	24,491	24,152	26,773	10.9	93,945
Wholesale	188,749	195,823	194,026	233,638	223,725	218,087	228,162	4.6	812,236

Subtotal	280,750	287,606	288,074	329,433	319,921	313,654	325,043	3.6	1,185,863
Other	21,853	23,419	33,440	23,575	31,590	36,663	38,659	5.4	102,287

Non-interest expenses	302,603	311,025	321,514	353,008	351,511	350,317	363,702	3.8	1,288,150

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	302,603	311,025	321,514	353,008	351,511	350,317	363,702	3.8	1,288,150

Income (loss) before income taxes

Business segment information:
Wealth Management	22,947	29,045	31,927	38,760	42,258	45,289	46,174	2.0	122,679
Investment Management	3,627	23,215	15,596	17,760	23,179	31,935	18,938	(40.7)	60,198
Wholesale	2,101	8,264	22,970	20,576	21,121	45,294	62,361	37.7	53,911

Subtotal	28,675	60,524	70,493	77,096	86,558	122,518	127,473	4.0	236,788
Other*	21,902	(6,466)	21,180	10,787	15,134	13,724	10,188	(25.8)	47,403

Income (loss) before income taxes	50,577	54,058	91,673	87,883	101,692	136,242	137,661	1.0	284,191

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	2,677	(12,962)	4,211	1,239	(3,232)	618	—	(10,341)

Income (loss) before income taxes	46,310	56,735	78,711	92,094	102,931	133,010	138,279	4.0	273,850

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended March 31, 2024
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024(A)	December 31, 2024(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	3,394	(8,905)	7,575	(43)	(2,853)	1,826	(7,014)	—	2,021
Realized gain (loss) on investments in equity securities held for operating purposes	8,191	26	11,762	1,048	—	496	645	30.0	21,027
Equity in earnings of affiliates	13,718	9,013	8,830	14,859	14,800	11,551	15,200	31.6	46,420
Corporate items	1,942	1,380	(6,459)	(8,860)	5,519	(5,332)	(954)	—	(11,997)
Other	(5,343)	(7,980)	(528)	3,783	(2,332)	5,183	2,311	(55.4)	(10,068)

Total	21,902	(6,466)	21,180	10,787	15,134	13,724	10,188	(25.8)	47,403

Note) The Retail Division has been renamed the “Wealth Management Division,” effective April 1, 2024.

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2025_3q.pdf